Exhibit 99.1

ASX ANNOUNCEMENT

Radiopharm Theranostics and Cyclotek Sign Clinical Supply Agreement for

161Tb-KLK3-mAb Phase I Clinical Trial in Australia

RAD 402 preclinical data package complete; demonstrates safety and promising biodistribution profile

Ethics approval and Phase 1 clinical trial start in prostate cancer anticipated in 2H 2025

Sydney, Australia and Bundoora, Australia– 24th June 2025 – Radiopharm Theranostics (ASX: RAD, Nasdaq: RADX, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, today announced the signing of a supply agreement with Cyclotek to radiolabel RAD 402 with Terbium-161 (161Tb) in Australia, which supports the initiation of a Phase 1 clinical trial. RAD 402 is an anti-Kallikrein Related Peptidase 3 (KLK3) monoclonal antibody radiotherapeutic labelled with the radionuclide 161Tb for treatment of prostate cancer.

“This agreement is an important milestone for the development of RAD 402 and is the last step needed to submit for ethics approval and begin our Phase 1 clinical trial in prostate cancer,” said Riccardo Canevari, CEO and Managing Director of Radiopharm Theranostics. “We are very appreciative of the entire team at Cyclotek for their support as we work together to bring an innovative new treatment option to patients battling prostate cancer.”

RAD 402 has been designed to target KLK3, which is highly expressed in the prostate, with very limited/no expression in other tissues and organs. Compared to 177Lu, 161Tb emits additional Auger and conversion electrons alongside its β-radiation, which can lead to potentially improved antitumoral therapeutic efficacy. 161Tb-RAD 402 is the first company-sponsored Phase I trial in prostate cancer using 161Tb.

Under the agreement, Cyclotek will produce and provide doses of 161Tb-labeled RAD 402 to support Radiopharm’s upcoming Phase 1 clinical trial in prostate cancer in Australia. The Phase 1 trial is anticipated to start in the second half of 2025.

“We are pleased to partner with Radiopharm to facilitate the development of their innovative radiotherapeutic, RAD 402, for the treatment of prostate cancer,” stated Greg Santamaria, CEO of Cyclotek. “Our mission at Cyclotek is to improve the accessibility of radiopharmaceuticals to enhance patient outcomes. As we support the Radiopharm Theranostics team, we look forward to RAD402 advancing toward market approval while demonstrating the value radiotherapeutics can bring to patients.”

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and three Phase 1 trials in a variety of solid tumor cancers including lung, breast, and brain. Learn more at radiopharmtheranostics.com.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT

About Cyclotek

Cyclotek is the leading radiopharmaceutical manufacturer in Australia and New Zealand. We manufacture diagnostic and therapeutic radiopharmaceuticals for supply into clinical trials and for clinical use.

At Cyclotek, we are committed to improving patient outcomes by making diagnostic and therapeutic radiopharmaceuticals accessible. PET tracers provide patient specific insights into their disease state, leading to earlier diagnosis, more accurate assessment of disease extent, and improved treatment planning and monitoring. Paired with radionuclide therapies, these products offer a comprehensive, non-invasive disease management option.

Our dedication to innovation drives our continuous development of new radiopharmaceuticals.

This helps provide our customers a growing range of tools that enhance the understanding of each patient’s health, contributing to more cost-effective healthcare solutions.

At Cyclotek, we are not just a manufacturer, we are a hub of innovation. Our commitment to quality, safety, supply and customer service ensures that healthcare providers have the best tools available for precise diagnostics and therapies, fostering improved patient care.

Through our unwavering focus on excellence, we aim to make a lasting, positive impact on healthcare.

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Investors:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (formerly Stern IR)

E: annemarie.fields@precisionaq.com

Media:

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
X – https://x.com/TeamRadiopharm
LinkedIn – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889